EX-d.3

[1 Corporate Way                        JACKSON NATIONAL LIFE [GRAPHIC OMITTED]
Lansing, Michigan 48951                     INSURANCE COMPANY
www.jnl.com]                                  A STOCK COMPANY

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                         GUARANTEED DEATH BENEFIT RIDER


THIS RIDER IS MADE A PART OF THE POLICY TO WHICH IT IS ATTACHED. THE TERMS OF YOUR POLICY ALSO APPLY TO THIS RIDER EXCEPT AS THEY ARE CHANGED BY THE TERMS OF THIS RIDER. NO SEPARATE POLICY VALUES ARE GENERATED UNDER THIS RIDER.

INSURED. The Insured is defined as the Insured of the Policy and is shown as the Insured in the Policy Data Pages of the Policy.

BENEFIT. The benefit provided by this Rider extends the period that the lesser of the Policy's initial Specified Death Benefit or the current Specified Death Benefit remains in effect to the Expiry Date of the Rider, regardless of the performance of the Investment Divisions of the Policy.


                               GENERAL PROVISIONS.

AFFECT ON POLICY GRACE PERIOD. This Rider does not revise the grace period provision of the Policy, nor will it prevent the Policy from entering the Policy's grace period. Also, coverage provided by this Rider does not apply to any coverage provided by other optional Policy Riders. If the Policy would otherwise lapse at the end of the Policy's grace period, except for coverage for the Policy's Specified Death Benefit being extended under this Rider, any other optional Rider will terminate as of the end of the Policy's grace period.

PREMIUM REQUIREMENT. To keep this Rider in force, the Policy must meet the following Premium requirement. On each Monthly Anniversary, the Company will compare 1) the actual Premium received minus Indebtedness and any Total Partial Surrender Amount, to 2) the sum of the Qualifying Monthly Premium Amounts from the Policy Date to the current Monthly Anniversary, or the Expiry Date of the Rider, if earlier. If 1) is greater than or equal to 2), the Premium requirement has been satisfied.

The Qualifying Monthly Premium Amount is the amount shown in the Policy Data Pages of the Policy, modified prospectively for Owner initiated changes to the Policy.

TERMINATION. This Rider will terminate upon the earliest to occur of the following events: 1. The Policy terminates for any reason. 2. The Expiry Date of the Rider as shown in the Policy Data Pages of the Policy. 3. The Monthly Anniversary on which the Policy fails to satisfy the Premium requirement as stated above.

Once the Rider terminates, it cannot be reinstated.

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ISSUE DATE. The Issue Date of this Rider is the Issue Date of the Policy.

CONSIDERATION. This Rider is issued in consideration of the application for the Policy. There is no charge for this Rider.

                                SIGNED FOR THE
                                JACKSON NATIONAL LIFE INSURANCE COMPANY

                                /s/ Clark P. Manning, Jr.

                                PRESIDENT AND CHIEF EXECUTIVE OFFICER


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